September 20, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Li Xiao and Kevin Vaughn

Dear Ms. Xiao and Mr. Vaughn:

Psyence Biomedical Ltd., a corporation organized under the laws of Ontario (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 4, 2023, regarding the Company’s Registration Statement on Form F-4 filed with the Commission on August 1, 2023 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comments with the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Registration Statement on Form F-4, Filed August 1, 2023
Cover Page

1.	We note your disclosure that Pubco will apply for Nasdaq listing of the shares of Pubco Common Shares and Pubco Public Warrants in connection with the Closing, and that there is no assurance that Pubco will be approved for Nasdaq listing. With reference to the disclosure on page 59, please revise the cover page to highlight that the listing is a waivable condition to closing and, as such, shareholders will lack certainty concerning the listing at the time they make their voting and redemption decisions.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1.

Market and Industry Data, page 1

2.	Please revise to disclose whether you believe the sources are reliable.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of Amendment No. 1.

Questions and Answers About the Business Combination

What happens if a substantial number of NCAC Public Shareholders vote in favor of the

Business Combination and exercise ... , page 8

3.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please revise your disclosure on page 9 to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 1.

4.	We note the inclusion of Backstop Shares in the table. Please advise regarding whether there is a Backstop arrangement in place.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 1.

5.	Please revise to disclose the Minimum Cash Condition to provide context to the Maximum Redemption Scenario discussion. Also, disclose the amount of additional financing that the parties would need to secure in order to meet the condition under this redemption scenario. In light of the disclosure at the bottom of page 70, it appears that NCAC's Sponsor, officers and directors control NCAC and also hold the votes need to approve or reject the Business Combination. As such, please revise to indicate whether NCAC's Sponsor, officers and directors will allow the Business Combination to close absent sufficient funding to meet the Minimum Cash Condition.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 1.

Who is Psyence?, page 8

6.	Please revise to clarify and expand your disclosure that Psyence develops natural psilocybin products and that it has commenced the clinical trial process to evaluate the safety and efficacy of its product candidates. In this regard, please clarify that you in-license the lead candidate, PEX010, until 2027. Also, explain, if true, that you have not conducted preclinical or clinical trials to date for this drug candidate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8-10 of Amendment No. 1.

What interests do NCAC's Sponsor, current officers and directors have in the Business Combination?, page 11

7.	With reference to the disclosure at the top of page 13, please tell us how the $1,000,000 advisory fee to CCM is consistent with the representations on pages 94-95 of the final NCAC IPO prospectus concerning limitations on payments and compensation to the Sponsor and its affiliates.

To date, NCAC has not paid its Sponsor, officers or directors, or any entities with which they are affiliated, any finder’s fee, consulting fee or other compensation prior to, or for any services they rendered in order to effectuate, the consummation of our initial business combination, other than as described in NCAC’s final IPO prospectus.

Although inconsistent with the representations in NCAC’s final IPO prospectus concerning limitations on payments and compensation to the Sponsor and its affiliates, NCAC intends to issue the Advisory Fee in the form of equity to CCM, an affiliate of the Sponsor. NCAC is disclosing such intention and giving shareholders the opportunity to vote against the proposals presented at the special meeting and/or redeem their NCAC Public Shares.

Even if the Business Combination is consummated, Pubco will require substantial additional funding to achieve its business goals..., page 41

8.	Please tell us your basis for disclosing that the 505(b)(2) pathway would allow for a shorter development program along with less data that is developed by Psyence, as compared to a regular NDA submission. In this regard, we note the disclosure on page 56 indicates that there have been relatively few clinical trials pertaining to psilocybin products. In addition, revise the Business section to discuss the 505(b)(2) regulatory pathway and your plans to pursue that pathway.

In response to the Staff’s comment, the Company has revised the disclosure on pages 70 and 171-172 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Basis of Presentation

Minimum Cash Closing Condition and Proposed PIPE Investment, page 81

9.	You disclose here that at the time of this filing, there is no commitment for the proposed additional financing from the PIPE Investment, and you include the PIPE proceeds as part of your pro forma presentation to meet the Minimum Cash Condition. Please revise to address the following:

•	Elsewhere in the filing where you discuss the PIPE Investment and the Minimum Cash Condition, revise to prominently disclose the extent to which you have or do not have a firm commitment of such funding, and discuss any other related uncertainties.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 31 and 91 of Amendment No. 1.

•	If true, revise your pro forma narrative and footnotes to more clearly discuss the possible scenario that you are not able to obtain additional funding, but that you are omitting such a scenario from your pro forma presentation because in that case the merger would no longer be probable of completion due to the Minimum Cash Condition.

In response to the Staff’s comment, the Company has revised the disclosure on page 90 of Amendment No. 1.

•	The ending cash balance in Scenario 2 on page 78 appears to be below $20 million. Please tell us and revise to clarify how the current maximum redemption Scenario 2 meets the $20 million Minimum Cash Condition. In that regard we note your disclosure that the repayment of certain debt and member payables that is expected to be paid by Psyence immediately following the Closing does not impact the Minimum Cash Condition.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of Amendment No. 1.

Note 3. Accounting for the Business Combination, page 83

10.	You disclose here on page 84 that the Business Combination will be accounted for as a capital reorganization in accordance with IFRS. However, at pages 28 and 116 you refer to it as a reverse recapitalization. Please reconcile this apparent inconsistency, and explain to us your justification for treating the business combination as a reverse recapitalization under IFRS considering the registrant of this Form F-4 owns the carve out clinical trial business with the Business Combination being treated as the equivalent of Psyence Biomed Corp. issuing shares for the net assets of NCAC as you disclosed at page 28.

In response to the Staff’s comment, the Company has revised the disclosure on pages 32 and 127 of Amendment No. 1.

Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2023

Adjustment (I) , page 88

11.	Please address the following:

•	Please tell us the extent to which you have entered into an agreement with the underwriter to waive the 50% deferred underwriter fee.

The underwriter has agreed via e-mail correspondence that they will waive 50% of the fee and will agree to accept payment of the un-waived portion 50% in cash and 50% in shares of the Company.

•	If so, revise to disclose the date and the terms of the agreement, as well as how you will account for the waiver.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 of Amendment No. 1.

•	As part of your response, tell us and revise to disclose how the underwriting fee was originally recorded and the extent to which it was allocated between various securities.

The transaction costs were originally allocated on a pro rata basis between the NCAC Class A Ordinary Shares and the NCAC Public Warrants. The portion attributed to NCAC Class A Ordinary Shares was allocated to Class A ordinary share and subsequently trued up to redemption value. The portion attributed to the warrants was applied to earnings. As such the reversal of the fee was applied to accumulated deficit to reverse the effect of the original entry.

•	Please also explain to us your consideration to record the $6.55 million representing the 50% deferred underwriter fee waived against accumulated deficit in your pro forma balance sheet.

Please see response above.

Adjustment (M), page 89

12.	Please explain to us your consideration why it is appropriate under 11-02 of Regulation S-X to include the interest earned after the balance sheet date in your pro forma balance sheet as of March 31, 2023.

In review of the SEC rule and regulations excerpted below, management believes that the interest earned in trust as well as the extension deposit have a direct impact on the redemption price of the redeemable shares of NCAC, as such in order to properly estimate the number of shares that could be redeemed to ensure the minimum net cash requirement is met the interest earned and extension deposits should be included to properly calculate the maximum redemption scenario.

Regulation S-X, Article 11 Pro Forma Financial Information

Rule 11-02(a), Preparation requirements, Form and content

(6) The pro forma condensed balance sheet and pro forma condensed statements of comprehensive income must include, and be limited to, the following pro forma adjustments, except as noted in paragraph (a)(7) of this section:

(i) Transaction Accounting Adjustments.

(A) Adjustments that depict in the pro forma condensed balance sheet the accounting for the transaction required by US Generally Accepted Accounting Principles (US GAAP) or, as applicable, International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB). Calculate pro forma adjustments using the measurement date and method prescribed by the applicable accounting standards. For a probable transaction, calculate pro forma adjustments using, and disclose, the most recent practicable date prior to the effective date (for registration statements), qualification date (for Regulation A offering statements), or the mail date (for proxy statements).

(B) Adjustments that depict in the pro forma condensed statements of comprehensive income the effects of the pro forma balance sheet adjustments in paragraph (a)(6)(i)(A) of this section assuming those adjustments were made as of the beginning of the fiscal year presented. Such adjustments must be made whether or not the pro forma balance sheet is presented pursuant to paragraph (c)(1) of this section. If the condition in Rule 11-01(a) that is met does not have a balance sheet effect, then depict the accounting for the transaction required by US GAAP or IFRS-IASB, as applicable.

The Business Combination

The Background of the Business Combination, page 99

13.	We note your disclosure that you had in-person or telephonic discussions with 19 potential acquisition target companies. Please disclose how many potential acquisition target companies were in the biotech industry.

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of Amendment No. 1.

14.	We note your references to “among other criteria” and “inter alia” while describing the criteria that NCAC used in evaluating potential acquisition companies. Please include all material criteria used by NCAC in this regard.

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of Amendment No. 1.

15.	Please revise to discuss where applicable, the discussions and negotiations concerning the capital requirements of Psyence, including the amounts planned for phase 2B drug trials, as well as the Minimum Cash Condition.

In response to the Staff’s comment, the Company has revised the disclosure on page 111 of Amendment No. 1.

16.	Please revise the disclosure on page 102 so it is presented in chronological order.

In response to the Staff’s comment, the Company has revised the disclosure on page 111 of Amendment No. 1.

17.	Please revise the November 27 entry to clarify which party made the initial proposal. Also discuss the "sources and uses" calculation.

In response to the Staff’s comment, the Company has revised the disclosure on page 111 of Amendment No. 1.

18.	Please name the corporate advisors, and Corporate Advisor, described on pages 101 and 102, respectively.

In response to the Staff’s comment, the Company has revised the disclosure on page 111 of Amendment No. 1.

19.	With reference to the January 7 entry, please revise the Background section to explain the negotiations concerning the terms of the Parent Support Agreement, the PIPE Financing and Parent termination rights.

In response to the Staff’s comment, the Company has revised the disclosure on page 113 of Amendment No. 1.

20.	Please explain the provisions of the February 15, 2023 amendment.

In response to the Staff’s comment, the Company has revised the disclosure on page 114 of Amendment No. 1.

21.	Please revise the Background section, or another appropriate section of the proxy/prospectus, to explain the material changes between the Original Business Combination Agreement, executed on January 9, 2023, and the Amended and Restated Business Combination Agreement, executed on July 31, 2023. Please revise the Background section to explain which party sought to renegotiate the terms of the arrangement. Without limitation, revise to identify and discuss the reasons for the additional due diligence and the proposed and actual changes to the structure of the Business Combination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 114 and 115 of Amendment No. 1.

22.	Revise the July 17 and July 27 entries to explain the substance of the "Parent disclosure letter" and the reason(s) why NCAC negotiated to ensure that Parent would not conduct "drug trials outside of Psyence and its subsidiaries" between signing and closing.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 of Amendment No. 1.

Recommendation of the NCAC Board..., page 106

23.	Please revise to explain briefly here and more extensively elsewhere, as appropriate, Psyence's "capital efficient approach" to conducting trials and the expectation that the trials will be run on a "capital light" basis.

In response to the Staff’s comment, the Company has revised the disclosure on pages 116 and 117, as well as pages 163 and 164 of Amendment No. 1.

Opinion of RNA Advisors, LLC

Summary of Financial Analysis, page 112

24.	With regard to your disclosures for the RNA valuation approaches, including the projected revenues and free cash flows, please address the following:

•	Under the income approach, you stated that you developed an rNPV analysis based on information provided by Psyence’s management, and presented key assumptions for the projected revenues and cash flows. Explain to us, and revise as necessary to disclose, how the assumptions regarding the probability of successful approval by FDA at various stages compare to industry standards. Disclose the industry data RNA relied upon related to FDA approval, and identify the basis for any adjustments to or departures from industry averages based on your specific fact pattern.

We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the disclosure on page 124 of Amendment No. 1 in response to the Staff’s comment. The Company further advises the Staff that RNA based its assumptions regarding the probability of successful approval from an industry study examining clinical development success rates entitled “Clinical Development Success Rates, 2011-2020”, published by BIO, Informa Pharma Intelligence, and QLS Advisors (the “Industry Study”). In Portrayal 1, based on two prior studies relating to the efficacy of Psilocybin in palliative care1, Psyence management believed that the probabilities of technical success in each of Phase 2 and Phase 3 should be increased from the probabilities of technical success included in the Industry Study by 5%. Other factors (in addition to the factors disclosed on page 126 of Amendment No. 1 in the last bullet point prior to the heading, “Market Approach”) that supported the determination that an increase by 5% in the probabilities of success for each of Phase 2 and Phase 3 were the following: (1) the single administration protocol of the psilocybin product, (2) the quick clearance out of the body of the psilocybin product, and (3) a reduction in planned enrollment for the COMPASS Pathways Phase 3 trial size due to a high observed effect size.

In contrast, the probabilities of technical success applied to the model in Portrayal 2 were directly derived from the Industry Study, and were not adjusted upwards by said 5% in Phase 2 and Phase 3, as was done in Portrayal 1.

•	Both of the portrayals provided appear to be presented assuming commercial success and successful regulatory approval. Explain to us whether you were provided with and the extent to which you have considered alternative scenarios in which significant research and development costs were incurred without achieving regulatory approval or commercial success in your analysis. Further, discuss the extent to which you considered other scenarios in which commercial success and regulatory approval was not achieved until significantly later in time and at greater cost.

We respectfully acknowledges the Staff’s comment and advise the Staff that the portrayals did not assume that commercial success and successful regulatory approval would be 100%. Rather, RNA applied the probabilities of technical success based upon input from Psyence management and the data provided by the Industry Study to its cash flow model, which had the effect of discounting the future cash flows attributed to Psyence’s product candidate and, therefore, factoring in the uncertainty with respect to achieving regulatory approval and commercial success.

1        Ross et al. “Rapid and sustained symptom reduction following psilocybin treatment for anxiety and depression in patients with life-threatening cancer: a randomized controlled trial”, J Psychopharmacol, 2016 Dec; 30 (12), pp. 1165-1180; and Griffiths et al. “Psilocybin produces substantial and sustained decreases in depression and anxiety in patients with life-threatening cancer: A randomized double-blind trial”; J Psychopharmacol. 2016 Dec; 30 (12), pp. 1181-1197.

•	Explain to us why you present the projected revenues and free cash flows starting from year 2027, without presenting the cash flows expected to invested in the business in the years leading up to the point of FDA approval to properly balance the presentation. Revise your presentation accordingly, or specifically explain how you determined omitting such expected and necessary costs to potentially achieve commercialization is not prohibitively unbalanced.

We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the disclosure on page 125 of Amendment No. 1, which includes the runway of revenues and cash flows in the years leading up to the point of FDA approval. The table in the revised disclosure now shows the revenue, free cash flows, and probability-adjusted free cash flows for the years 2023 through 2031.

•	Revise to disclose more prominently the limitations of the usefulness of the scenarios presented here given there is no guarantee that the products will achieve FDA approval and/or commercialization, and the inherent inaccuracy of any estimates of costs to be incurred to achieve regulatory approval.

In response to the Staff’s comment, the Company has revised the disclosure page 122 of Amendment No. 1.

Summary of Financial Analyses

Income Approach, page 112

25.	We note that RNA developed its analysis based on “information” provided by Psyence’s management. Please identify the information prepared by Psyence’s management and provided to RNA in connection with its fairness opinion, and describe the material assumptions and limitations underlying such information.

We respectfully acknowledge the Staff’s comment and advise the Staff that Psyence management provided RNA with the material assumptions identified as being provided by Psyence management in the bullet points on pages 124 and 125 of Amendment No. 1. In addition, Psyence management prepared the following material information, which RNA used in preparing its fairness opinion-related analyses: (1) a corporate presentation prepared by Psyence, which is filed with NCAC’s Form 8-K filed on February 2, 2023; and (2) an “Executive Summary” providing an overview of Parent. This information provided RNA with insight into the palliative care market for a psilocybin drug, information about Psyence’s clinical trials, regulatory pathways, and research and development plans.

26.	We note the analysis includes a projected product launch in the United States in 2027Q2 on page 113, and that both Portrayal 1 and 2 presumed regulatory approval and commercialization. Please fully describe the assumptions that underlie the projections and the type of market assumed in developing those assumptions, including if less favorable outcomes were considered.

We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the disclosure on page 125 of Amendment No. 1 in response to the Staff’s comment. The table in such revised disclosure includes rows in Portrayal 1 and Portrayal 2 showing “probability-adjusted free cash flows”. We respectfully advise the Staff that the assumptions underlying such probability-adjusted free cash flows are discussed in the bullet points above the aforementioned table.

Material U.S. Federal Income Tax..., page 129

27.	Please file counsel's short-form tax opinion pursuant to Regulation S-K, Item 601(b)(8).

The Company undertakes to file counsel’s short form tax opinion pursuant to Regulation S-K, Item 601(b)(8) in a subsequent amendment to the Registration Statement.

28.	Please revise to have counsel state clearly what the tax consequences are to: (i) NCAC public holders who receive Psyence Biomedical Ltd shares at closing and (ii) NCAC public holders who redeem their shares. In order to render the opinion, it appears that counsel will need to determine whether it is more likely than not that (i) the Merger qualifies as a Reorganization and (ii) PubCo will be treated as a PFIC. Refer to Refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011) for guidance concerning assumptions and qualifications in tax opinions.

The Company undertakes to revise its disclosure to address Staff’s comment in a subsequent amendment to the Registration Statement.

Information about Psyence, page 150

29.	Please revise to explain what work Psyence has conducted to date in developing drugs using nature-based psilocybin products. In this regard, we do not see any reference to pre-clinical or Phase 1 trials relating to the in-licensed PEX010 product candidate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 164-166 of Amendment No. 1.

30.	Please revise, where appropriate, to discuss the costs associated with the Phase 2B clinical trial. Also discuss the planned allocation for the proceeds to be received by the combined company. In this regard, show the planned allocation under the various cash scenarios outlined on page 37 and elsewhere. Given your disclosure that the Minimum Cash Condition is a waivable condition, please also disclose the funding that the business requires to operate for the first twelve months following the closing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 164 and 172 of Amendment No. 1.

Palliative Care Clinical Trial , page 151

31.	Please identify the “FDA-recommended primary endpoints” to study PEX010. Clarify whether the referenced 75-patient trial is a trial that you plan to conduct and one that you have discussed with the FDA. Alternatively, please clarify that the referenced trial is a third-party trial or advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 163 - 164 of Amendment No. 1.

Information about Psyence

Licensing and commercialization of PEX010, page 152

32.	Please revise to disclose all key financial terms under the Filament license agreement and their related accounting implications, if any.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 164 of Amendment No. 1.

Intellectual Property, page 152

33.	Please revise this section to clarify whether Psyence holds any issued patents. Given your reliance on licenses from Filament pertaining to PEX010, please discuss the material patents covered by these licenses, including the type(s) of patent protection, the expiration dates and the applicable jurisdictions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 166 - 171 of Amendment No. 1.

34.	Please revise to explain briefly how companies obtain data exclusivity for eight years and why that is significant.

In response to the Staff’s comment, the Company has removed the disclosure on page 166 of Amendment No. 1.

Competitive Environment, page 153

35.	We note your statements that PEX010 may be eligible for a number of processes that could result in expedited marketing approval of PEX010, such as Fast Track, Accelerated Approval, Priority Review and Breakthrough Status. We also note your statement that breakthrough therapy designation is intended to expedite the development and review of drugs for serious or life-threatening conditions. Please revise to clarify that such designations may not lead to a faster development, regulatory review or approval process.

In response to the Staff’s comment, the Company has revised the disclosure on pages 59 - 60 and 172 of Amendment No. 1.

Description of PEX010, page 154

36.	Please tell us how the efficacy and safety endpoints will be established and why they won’t be known until the trial is underway.

In response to the Staff’s comment, the Company has revised the disclosure on pages 163 - 164 of Amendment No. 1.

Target Population and Market - Palliative Care Patients, page 164

37.	We note your disclosure that PAP is well tolerated in samples of palliative care patients, with “no SAEs." Please tell us how this statement is consistent with the disclosure on page 164 concerning the clinical trial in which treatment-emergent SAEs occurred more frequently in the 25 mg group than in the 10 mg or 1 mg groups.

In response to the Staff’s comment, the Company has revised the disclosure on page 183 of Amendment No. 1.

Psyence Biomed Corp. Managements Discussion and Analysis of Financial Condition and Results of Operations

Research and Development, page 171

38.	Please address the following:

•	Revise to present disaggregated disclosures for your research and development costs by product candidate and/or medical indication. To the extent some costs are not allocated by product candidate or medical indication, disclose that fact, and provide a breakdown of unallocated costs by nature or type of costs, which reconciles to the amount shown on the face of your Statement of Operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 190 - 191 of Amendment No. 1.

•	You disclose on page 172 that certain product development costs are included in the professional and consulting fees line item. Please tell us the amount and nature of such amounts. As part of your response, specifically explain how you have differentiated these costs when classifying these amounts as product development costs versus research and development expenses. Revise as necessary to comply with the definition of research and development activities in IAS 38.

In response to the Staff’s comment, the Company has revised the disclosure on page 191 of Amendment No. 1 in order to comply with IAS 38.

JOBS Act, page 175

39.	Here you state that you are electing to delay the adoption of new or revised accounting standards as an emerging growth company (EGC). Since IFRS does not have separate adoption dates for public and private companies and the EGC deferral does not apply to IFRS filers, please revise your disclosures accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 194 of Amendment No. 1.

Certain NCAC Relationships and Related Person Transactions, page 192

40.	With reference to your disclosure on page 13, please revise to disclose the material terms of your advisory agreement with CCM. Please also file the agreement as an exhibit to the registration statement or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 212 of Amendment No. 1 and filed the agreement as exhibit 10.1 to Amendment No. 1.

Newcourt Acquisition Corp. Financial Statements

Note 2. Summary of Significant Accounting Policies

Accounting for Warrants , page F-14

41.	You appear to have reported the public and private place warrants as derivative warrant liabilities on the balance sheets; however, you also state here and at pages 191 and F-34 that “The Company concluded that the Public Warrants and Private Placement Warrants issued pursuant to the warrant agreement qualify for equity accounting treatment.” Please revise to reconcile the apparent inconsistency.

In response to the Staff’s comment, the Company has revised the disclosure on pages 210 and F-35 of Amendment No. 1 to correct the accounting treatment applied.

Psyence Biomed Corp. Financial Statements

Independent Auditor's Report, page F-44

42.	Please have your auditor revise its auditor’s report to be titled as “Report of Independent Registered Public Accounting Firm” as required under AS 3101.06. Also revise the report to be addressed to the shareholder(s) in addition to the board of directors as required under AS 3101.07.

In response to the Staff’s comment, auditor has revised its auditor’s report.

Note 2. Basis of Presentation

Carve-out Consolidated Statements of Financial Position, page F-51

43.	Please address the following:

•	If true, please revise to specifically confirm that you determined that it was "impracticable" to prepare the full financial statements of the clinical trial business as required by Item 3-05(e) of Regulation S-X, and disclose an explanation of such impracticability in the filing.

The carve-out financial statements were prepared to reflect what was acquired within the PBC. Management prepared the carve-out financials not because it was impracticable, but rather to reflect that only certain business assets were acquired by NCAC.

•	Please also separately disclose historical intercompany borrowings or advances related to the clinical trial business to provide users with insight of the financial resources utilized by the carveout business in conducting its operations. Refer to SAB Topic 1.B.

The financial statements have been updated to include a note in the carveout statements on page F-79 of Amendment No. 1, and such note discloses the intercompany borrowings and advances.

•	If true, revise to specifically disclose that the financial statements reflect all the costs of business conducted by the business, including both direct and indirect expenses allocable to the business.

In response to the Staff’s comment, the notes to the financial statements have been updated on page F-71 of Amendment No. 1.

Item 21. Exhibits and Financial Statement Schedules, page II-2

44.	With reference to your risk factor disclosures on pages 46 and 49 and your disclosure on page 152, file your licensing agreements with Filament as exhibits.

In response to the Staff’s comment, the Company advises the Staff that it has submitted the redacted agreements with Filament as Exhibits 10.6 and 10.7 pursuant to Section 601(b)(10)(iv) of Regulation S-K.

General

45.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of Amendment No. 1.

46.	We note that Cantor Fitzgerald & Co was the underwriter for the initial public offering of the SPAC, and Cohen & Company Capital Markets and RNA Advisors, LLC served as financial advisor to NCAC in connection with this transaction. We also note press reports that certain underwriters and financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from these institutions about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to such institutions. In addition, identify any other financial advisors who served the parties in connection with the proposed transaction, and provide similar disclosure as applicable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 114 and 120 of Amendment No. 1.

47.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

In response to the Staff’s comment, the Company has revised the disclosure on pages 79-80 of Amendment No. 1.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact NCAC’s legal counsel, Ari Edelman, at aedelman@mwe.com or by telephone at (212) 547-5372 .

Sincerely,

By:	/s/ Dr. Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer, Psyence Biomedical Ltd.